Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304-1050 o: 650.493.9300 f: 650.493.6811

June 10, 2025
Via EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:          James Lopez
Tonya Aldave
John Spitz
Michael Henderson
Re:       Chime Financial, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Submitted June 2, 2025
CIK No. 0001795586
Ladies and Gentlemen:
On behalf of our client, Chime Financial, Inc. (“Chime” or the “Company”), we submit this letter in response to the comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided orally in telephonic discussions with James Lopez and Tonya Aldave held on June 9, 2025 and relating to the above referenced Amendment No. 1 to Registration Statement filed on Form S-1 (the “Registration Statement”).

In this letter, we have summarized the topic of the oral comments from the Staff in bold type and have followed the comments with the Company’s response.

Oral Comments received on June 9, 2025
1.During the conversation with Mr. Lopez and Ms. Aldave, the Staff requested that the Company revise its Amended and Restated Bylaws to be in effect following the offering to indicate that the exclusive forum provision does not apply to actions brought under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), consistent with the Company’s disclosure in the Registration Statement.

In response to the Staff’s oral comment, the Company respectfully advises the Staff that, in lieu of revising its Bylaws, the Company will include disclosure in the risk factors of its Form 10-Q and Form 10-K filings informing investors that the exclusive forum provision in the Bylaws does not apply to actions brought under the Exchange Act. This disclosure is expected to be substantially consistent with the disclosure included on p. 68 of the Registration Statement.

AUSTIN     BOSTON     BOULDER     BRUSSELS     HONG KONG     LONDON     LOS ANGELES     NEW YORK     PALO ALTO
SALT LAKE CITY     SAN DIEGO     SAN FRANCISCO     SEATTLE     SHANGHAI     WASHINGTON, DC     WILMINGTON, DE

U.S. Securities and Exchange Commission June 10, 2025 Page 2
2.During the conversation with Mr. Lopez and Ms. Aldave, the Staff inquired about the difference in the rates at which the Company earns interchange-based fees from credit versus debit transactions and asked if the Company evaluated including disclosure in period-over-period discussions of its results of operations indicating that interchange-based fees from credit card transactions tend to be higher than those from debit card transactions and that these higher rates are a driver of period-over-period changes in payments revenue.

In response to the Staff’s oral comment, the Company respectfully advises the Staff that the Registration Statement, including on pages 86 and 102, contains disclosure about the percentage of total revenue generated from interchange-based fees from credit and debit card transactions, the percentage of Purchase Volume (as defined in the Registration Statement) from credit and debit card transactions and the fact that interchange-based fees from credit card transactions tend to be higher than interchange-based fees from debit card transactions, resulting in higher payments revenue recognized from credit card transactions than debit card transactions if each set of transactions were for the same amount of Purchase Volume (as defined in the Registration Statement). The Company advises the Staff that it does not believe further disclosure on the difference between the credit and debit interchange-based fees is necessary in view of the current split between payments revenue generated from debit card transactions and credit card transactions and the Company’s existing disclosure, including the disclosure referenced in the immediately preceding sentence. In connection with its preparation of the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of future Exchange Act filings, the Company will continue to evaluate whether, and to what extent, it is appropriate to include additional disclosure regarding the difference in interchange-based fees from credit card transactions compared to debit card transactions in explaining period-over-period changes in payments revenue.

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U.S. Securities and Exchange Commission June 10, 2025 Page 3
Please direct any questions regarding the Company’s responses or the Registration Statement to me at (415) 947-2195 or cconklin@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Colin G. Conklin
Colin G. Conklin

cc:	Christopher Britt, Chime Financial, Inc.
Matthew Newcomb, Chime Financial, Inc.
Adam Frankel, Chime Financial, Inc.

Rezwan D. Pavri, Wilson Sonsini Goodrich & Rosati, P.C.
Lisa L. Stimmell, Wilson Sonsini Goodrich & Rosati, P.C.

David K. Lam, Wachtell, Lipton, Rosen & Katz
Steven R. Green, Wachtell, Lipton, Rosen & Katz

Byron B. Rooney, Davis Polk & Wardwell LLP
Marcel R. Fausten, Davis Polk & Wardwell LLP
Emily Roberts, Davis Polk & Wardwell LLP

Peter Choi, Ernst & Young LLP